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                                 EXHIBIT (a)(3)

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                             PHARMAINVEST, L.L.C.


                                                           August 21, 1997

                    OFFER TO PURCHASE AT $240,000 PER CCPR IN CASH

Dear CCPR Holder:

    PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), is offering to purchase up to 160 outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs"), for cash consideration per CCPR of $240,000 (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). This Offer is made to all current holders of CCPRs
(each a "Holder").   IT IS IMPORTANT THAT YOU READ THE ENCLOSED MATERIAL
CAREFULLY IN ORDER TO EVALUATE THE OFFER.

Following are some important features of the Offer:

- OPPORTUNITY FOR LIQUIDITY. The Offer provides a Holder an opportunity to liquidate his or her investment without transaction costs or commissions. Although there are some limited resale mechanisms available to a Holder, there is no formal trading market for the CCPRs and there can be no assurance that one will develop.

- POSSIBLE TAX BENEFIT. A substantial portion of the Purchase Price should be treated as a capital gain to the extent that the Purchase Price exceeds such Holder's basis. The Taxpayer Relief Act of 1997 enacted into law on August 5, 1997, generally reduces the maximum rate of tax on capital gain for individuals, estates and trusts from 28% to 20%, subject to a minimum holding period of 18 months. THE PURCHASER IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING CCPRS. INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.

- ANTICIPATED SLOWER GROWTH IN NEUPOGEN SALES. Sales of Neupogen grew rapidly following the product's launch in 1991, reaching $1,016 million in 1996. There can be no assurance, however, that sales will continue to grow at a rate comparable to historical growth rates. According to the June 30, 1997 Form 10-Q of Amgen, "...worldwide Neupogen sales for 1997 are expected to grow at a rate lower than the 1996 growth rate. Future Neupogen sales increases are dependent primarily upon further penetration of existing markets, the timing and nature of additional indications for which the product may be approved and the effects of competitive products. Although not approved or promoted for use in Amgen's domestic or foreign markets, except for Australia, the Company believes that approximately 10% of its worldwide Neupogen sales are from off-label use as a supportive therapy in various AIDS-related treatments. Changes in AIDS therapies, including therapies that may be less myelosuppressive, are believed to have adversely affected and are expected to continue to adversely affect such sales. Neupogen usage is expected to continue to be affected by cost containment pressures on health care providers worldwide. In addition, international Neupogen sales will continue to be subject to changes in foreign currency exchange rates and government budgets."

- 25% REDUCTION IN PAYMENTS UNTIL ADVANCE PAYMENT IS RECOUPED. Quarterly payments to Holders will be reduced by 25% beginning with the August 1997 payment (related to Neupogen sales made during the 2nd quarter of 1997) until the $25,000 Advance Payment per CCPR has been recouped. Over the last year, payments per quarter have averaged approximately $16,000 per CCPR. As a result, based on the current payment rate, Purchaser estimates that future payments per CCPR will be reduced by approximately $4,000 per quarter for 6-7 quarters.

- VALUE OF THE CCPRs DEPENDENT ON ONE PRODUCT. The value of the CCPRs depends exclusively on the right to receive cash payments based on the future sales of Neupogen. Accordingly, any factor which adversely affects sales of Neupogen could adversely affect the amount of the cash payments on CCPRs.

                  70 EAST 55 STREET, 23RD FLOOR, NEW YORK, NY 10022
      TEL: (800)600-1450 OR (212)751-9300 FAX: (212)751-9324 OR (212)759-9157

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-   CURRENT REALIZATION OF VALUE OF CCPRs.  Quarterly payments on the CCPRs will cease after the payment related to Neupogen sales in the fourth quarter of 2005, after which Holders of CCPRs will no longer be entitled to receive payments. The Offer provides an opportunity for Holders currently to realize their investment in CCPRs. In the alternative, a Holder may need to wait an additional 8 years to realize the full value of the CCPR.

- ESTATE PLANNING PURPOSES. The sale of a CCPR in connection with this Offer provides current cash proceeds.

    The Purchaser is engaged in a long-term investment program to create a diversified portfolio of assets that derive cash flow from the sales of biotechnology and pharmaceutical drugs. The Purchaser's financial structure and strategic plan are geared to address risk factors such as illiquidity, single product-risk, competition, and other factors which affect the value of assets such as the CCPR, and its financial returns are largely dependent on the success of its overall program, rather than any individual investment.

    Please review the enclosed Offer to Purchase carefully. As this Offer is available for a limited period of time, we urge you to tender your CCPRs promptly by completing and signing page 2 of the Letter of Transmittal and returning the Letter of Transmittal in the enclosed postage-paid envelope or by facsimile to the information agent. The Offer will expire at 12:00 midnight, New York City time, September 18, 1997.

    If you have any questions or need assistance, please call the Herman Group at (800) 354-0049, or call PharmaInvest, L.L.C. at (800) 600-1450.

                                       Sincerely,

                                       PHARMAINVEST, L.L.C.